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                                UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 2)*


                             ARMOR HOLDINGS, INC.
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                               (Name of Issuer)


                    Common Stock, par value $.01 per share
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                        (Title of Class of Securities)


                                   042260109
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                                (CUSIP Number)


                              Jonathan M. Spiller
                             Armor Holdings, Inc.
           13386 International Parkway, Jacksonville, Florida 32218
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      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                                 July 30, 1997
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            (Date of Event which Requires Filing of this Statement)



If this filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial owenrship of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filled with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






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                                 SCHEDULE 13D

CUSIP No. 04226019                                          Page 2 of 9 Pages
===============================================================================
    1.        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

              Jonathan M. Spiller
              SSN: ###-##-####

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    2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                       (a) [ ]
                                                                       (b) |X|
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    3.        SEC USE ONLY


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    4.        SOURCES OF FUNDS

              Not applicable.
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    5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e)

                                                                           [ ]
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    6.        CITIZENSHIP OR PLACE OF ORGANIZATION

              U.K
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                       7. SOLE VOTING POWER    *Includes options exercisable
         NUMBER OF                              within 60 days to purchase
           UNITS           646,664*             474,000 shares
       BENEFICIALLY    -------------------------------------------------------
         OWNED BY      8. SHARED VOTING POWER
           EACH
         REPORTING        0
        PERSON WITH    -------------------------------------------------------
                       9. SOLE DISPOSITIVE POWER  *Includes options exercisable
                                                   within 60 days to purchase
                          646,664*                 474,000 shares
                      --------------------------------------------------------
                      10. SHARED DISPOSITIVE POWER

                          0
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    11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              646,664* *Includes options exercisable within 60 days to purchase 474,000 shares.
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    12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES
                                                                           [X]
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    13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              4.0%
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    14.       TYPE OF REPORTING PERSON
              IN
===============================================================================


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.



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                                                              Page 3 of 9 Pages
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                  This Amendment No. 2 to Schedule 13D relates to the Schedule
13D, dated January 26, 1996 (the "Schedule 13D") filed by Jonathan M. Spiller in connection with the shares of common stock, par value $.01 per share (the "Common Stock"), of Armor Holdings, Inc., a Delaware corporation (the
"Issuer").

                  This Amendment No. 2 to Schedule 13D amends the Schedule 13D, as amended by Amendment No. 1 thereto dated February 6, 1996, by further amending the disclosures contained in Items 1, 5 and 6.

ITEM 1.           SECURITY AND ISSUER

                  Paragraph 1 of Item 1 of the Schedule 13D is hereby deleted in its entirety and the following is substituted in lieu thereof:

                  This Statement on Schedule 13D (the "Statement") relates to the shares of Common Stock, par value $.01 per share (the "Common Stock"), of Armor Holdings, Inc. (the "Issuer"). The executive offices of the Issuer are located at 13386 International Parkway, Jacksonville, Florida 32218.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

                  Paragraph (a) and (b) of Item 5 of the Schedule 13D is hereby deleted in its entirety and the following is substituted in lieu thereof:

                  Mr. Spiller is the beneficial owner of 646,664 shares of Common Stock. The 646,664 shares of Common Stock beneficially owned by Mr. Spiller include options exercisable within 60 days to purchase 474,000 shares. The 646,664 shares of Common Stock of the Issuer that are beneficially owned by Mr. Spiller constitute approximately 4.0% of the outstanding shares of Common Stock of the Issuer. In addition, 43,541 shares of Common Stock are owned by Mr. Spiller's minor children. As custodian for his children, Mr. Spiller has the power to vote or direct the vote and to dispose or direct the disposition of the shares of Common Stock owned by such children. In his capacity as custodian for his minor children, Mr. Spiller may be deemed to be the beneficial owner of the shares of Common Stock that are owned by such children. Mr. Spiller disclaims beneficial ownership of the shares of Common Stock owned by such children. The 690,205 shares of Common Stock collectively owned by Mr. Spiller and his minor children constitute approximately 4.2% of the outstanding shares of Common Stock of the Issuer.


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                  Item 5 of the Schedule 13D is hereby amended by deleting
Paragraph (d) thereof in its entirety and by substituting the following in lieu thereof:

                  Any dividends payable on the 646,664 shares of Common Stock beneficially owned by Mr. Spiller individually, and any proceeds from the sale of such shares, will be paid to Mr. Spiller. Any dividends payable on the 43,541 shares of Common Stock owned by Mr. Spiller's minor children, which may be deemed to be beneficially owned by Mr. Spiller, and any proceeds from the sale of such shares, will be paid to Mr. Spiller in his capacity as custodian for his minor children. No other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares owned by Mr. Spiller and his minor children.

                  Item 5 of the Schedule 13D is hereby amended by deleting Paragraph (e) in its entirety and by substituting the following in lieu thereof:

                  On July 30, 1997, as a result of the Offering (as hereinafter defined), Mr. Spiller ceased to be the beneficial owner of more than 5% of the outstanding Common Stock of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  Item 6 of the Schedule 13D is hereby amended by adding the following at the end thereof:

                  On July 30, 1997, the Issuer completed an underwritten public offering of 4,000,000 shares of its Common Stock at a price of $10.125 per share, less underwriting discounts and commissions of $.6075 per share (the "Offering"). As part of the Offering, on July 30, 1997, the Buyer completed the sale of 495,859 shares of Common Stock as part of the underwriters' over-allotment option (the "Buyer Sale"). Pursuant to the terms of the agreement entered into between the Buyer and Mr. Spiller, on July 30, 1997, Mr. Spiller received the net proceeds from the sale of 225,000 shares of Common Stock sold as part of the Buyer Sale (the "Spiller Shares"), reduced by the Spiller Acquisition Cost relating to such shares of Common Stock so sold by the Buyer. Such net proceeds amounted to $1,932,142.50. In connection therewith, Mr. Spiller agreed to indemnify the Buyer from any tax liabilities arising from the sale of the Spiller Shares. Mr. Spiller also agreed to indemnify the Buyer and Warren B. Kanders, the President, sole director and sole shareholder of the Buyer, from any losses, claims, damages, judgments, liabilities and expenses suffered by the Buyer and/or Mr. Kanders arising under the Underwriting Agreement between the Issuer, Dillon, Read & Co. Inc., as representative of the several underwriters, the Buyer, Mr.


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                                                          Page  5  of  9  Pages
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Kanders and Richmont Capital Partners I, L.P., to the extent of the net proceeds received by Mr. Spiller pursuant to the sale of the Spiller Shares.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

                  Item 7 of the Schedule 13D is hereby amended by adding the following as exhibits thereto:

                  2. Tax Indemnification Agreement, dated July 29, 1997, between the Buyer and Mr. Spiller.

                  3. Indemnification and Contribution Agreement, dated July 25, 1997, between the Buyer and Mr. Spiller.




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                                   SIGNATURE

                  The undersigned, after reasonable inquiry and to the best of its knowledge and belief, certifies that the information set forth in this statement is true, complete and correct.


Dated:  August 15, 1997





                                                        /s/ Jonathan M. Spiller
                                                            -------------------
                                                            Jonathan M. Spiller



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                                                                      EXHIBIT 2

                         KANDERS FLORIDA HOLDINGS, INC.
                        C/O 13386 INTERNATIONAL PARKWAY
                          JACKSONVILLE, FLORIDA 32218




                                                              July 29, 1997



Mr. Jonathan M. Spiller
c/o Armor Holdings, Inc.
13386 International Parkway
Jacksonville, Florida  32218

                  Re:      Tax Indemnification with respect to
                           Letter Agreement dated January 18, 1996

Dear Jonathan:

                 The following shall set forth the understanding that we have reached with respect to certain tax consequences that may arise in connection with carrying out the provisions of the Letter Agreement among us, dated January 18, 1996 (the "Agreement"). Unless otherwise defined herein, capitalized terms used herein shall have the meanings given to such terms in the Agreement.

                 We have agreed as follows:

                 1. In the event that KFH sells Common Shares, and as a result of such sale, Spiller is entitled to receive a portion of the net proceeds thereof or a stock certificate representing a portion of such Common Shares, all as more fully set forth in the Agreement, Spiller shall hold KFH harmless and indemnify KFH for any and all capital gains or other tax liabilities assessed against KFH by the Internal Revenue Service or by any state or local taxing authority (a "Taxing Authority") including, but not limited to, interest, penalties, reasonable attorneys' fees and related disbursements and other expenses incurred by KFH in connection with such tax



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                                                          Page  8  of  9  Pages
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Mr. Jonathan M. Spiller
July 29, 1997
Page 2


                     liabilities or claims (collectively, the "Tax Liabilities"), which are attributable to such sale by KFH of the Common Shares. All such Tax Liabilities shall be paid by Spiller to KFH within ten (10) days of the date on which KFH is required to pay any such Tax Liability and after notice by KFH to Spiller.

                  2. This letter agreement shall be governed in
                     accordance with the laws of the State of New York, without giving effect to its conflict of laws rules.

                     If the foregoing conforms to your understanding, kindly acknowledge such by signing below.

                                             Very truly yours,

                                             KANDERS FLORIDA HOLDINGS, INC.



                                            By: /s/ Warren B. Kanders
                                                ----------------------------
                                                Warren B. Kanders
                                                President

ACCEPTED AND AGREED TO:



/s/ Jonathan M. Spiller
-----------------------------
Jonathan M. Spiller

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                                                          Page  9  of  9  Pages
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                                                                      EXHIBIT 3

                              JONATHAN M. SPILLER
                        C/O 13386 INTERNATIONAL PARKWAY
                          JACKSONVILLE, FLORIDA 32218

                                                                  July 25, 1997

Mr. Warren B. Kanders
Kanders Florida Holdings, Inc.
c/o 13386 International Parkway
Jacksonville, Florida  32218

               Re: Indemnification and Contribution Pursuant
                   to Underwriting Agreement
                   -------------------------------------------

Gentlemen:




                    Reference is hereby made to that certain Underwriting Agreement, dated July 25, 1997, among Dillon, Read & Co. Inc., Equitable Securities Corporation and Stephens Inc., as Managing Underwriters of the several underwriters named therein, Armor Holdings, Inc., Warren B. Kanders, Kanders Florida Holdings, Inc. and Richmont Capital Partners I, L.P. (the "Underwriting Agreement"). Capitalized terms used herein shall have their respective meanings as set forth in the Underwriting Agreement.

                    In the event that either of Warren B. Kanders or Kanders Florida Holdings, Inc. is required to indemnify the Underwriters pursuant to the provisions of the Underwriting Agreement, or is required to contribute to any of the losses, claims, damages, judgments, liabilities and expenses (including the fees and expenses of counsel and other expenses in connection with investigating, defending or settling any action or claim) (collectively, "Losses") suffered by any of the Underwriters, or in the event that Warren B. Kanders or Kanders Florida Holdings, Inc. suffers any Losses in connection with any breach of a representation, warranty, covenant or agreement contained in the Underwriting Agreement, then the undersigned, Jonathan M. Spiller, hereby agrees to bear a pro rata portion of any such Losses borne by Warren B. Kanders and/or Kanders Florida Holdings, Inc., including any such amounts incurred by way of indemnification or contribution as set forth in the Underwriting Agreement, in an amount equal to 42.86% of such Losses that are incurred by Warren B. Kanders and/or Kanders Florida Holdings, Inc.

                                           Very truly yours,

                                           /s/Jonathan M. Spiller

                                           Jonathan M. Spiller